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TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

priceline.com Incorporated
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

1.00% SENIOR CONVERTIBLE NOTES DUE 2010
(Title of Class of Securities)

741503AB2 and 741503AC0
(CUSIP Number of Class of Securities)

Peter J. Millones, Jr., Esq.
Executive Vice President and General Counsel
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, Connecticut 06854
(203) 299-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Daniel Dunson, Esq.
Sullivan & Cromwell LLP
125 Broad St.
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$125,000,000	$13,375.00

(1)
This tender offer statement relates to the exchange by priceline.com Incorporated of an aggregate of up to $125,000,000 aggregate principal amount of its 2006 1.00% Senior Convertible Notes due August 1, 2010 for $125,000,000 aggregate principal amount of its currently outstanding 1.00% Senior Convertible Notes due August 1, 2010. Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, this amount is the book value as of October 10, 2006 of the maximum amount of the currently outstanding 1.00% Senior Convertible Notes due August 1, 2010 that may be received by the Registrant from tendering holders.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$13,375.00	Filing Party:	priceline.com Incorporated
Form or Registration No.:	Schedule TO-I	Date Filed:	October 10, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This tender offer statement on Schedule TO (this "Schedule TO") is being filed by priceline.com Incorporation, a Delaware corporation (the "Company"), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "Exchange Offer") up to $125,000,000 aggregate principal amount of its 2006 1.00% Senior Convertible Notes due August 1, 2010 (the "New Notes") for any and all of the $125,000,000 aggregate principal amount of its currently outstanding 1.00% Senior Convertible Notes due August 1, 2010 (the "Outstanding Notes"), upon the terms and subject to the conditions set forth in the Company's offering circular, dated October 10, 2006 (the "Offering Circular"), and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively to this Schedule TO.

        All of the information set forth in the Offering Circular and the Letter of Transmittal, and any annexes, schedules or amendments thereto related to the Exchange Offer, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

        The information in the Offering Circular under the heading "Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  Name and Address. The issuer is priceline.com Incorporation, a Delaware corporation, with its principal executive offices located at 800 Connecticut Avenue, Norwalk, Connecticut 06854; telephone number (203) 299-8000.

  (b)
  Securities. The subject class of securities is the Company's 1.00% Senior Convertible Notes due August 1, 2010, $125,000,000 in aggregate principal amount of which is outstanding as of October 10, 2006.

  (c)
  Trading Market and Price. There is no established trading market for the Outstanding Notes. The information in the Offering Circular under the heading "Price Range of Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  Name and Address. The issuer and subject company is priceline.com Incorporation, a Delaware corporation, with its principal executive offices located at 800 Connecticut Avenue, Norwalk, Connecticut 06854; telephone number (203) 299-8000.

        Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Jeffery H. Boyd	President and Chief Executive Officer
Robert J. Mylod Jr.	Chief Financial Officer
Christopher L. Soder	Executive Vice President, Travel Services
Peter J. Millones Jr.	Executive Vice President and General Counsel
Ronald V. Rose	Chief Information Officer
Brett Keller	Chief Marketing Officer
Daniel J. Finnegan	Senior Vice President, Chief Accounting Officer and Controller
Stef Norden	Chief Executive Officer, Priceline Europe

Board of Directors
Ralph M. Bahna	Chairman of the Board
Howard W. Barker, Jr.	Director
Jeffery H. Boyd	Director
Jeffrey E. Epstein	Director
James M. Guyette	Director
Dominic Kai Ming Lai	Director
Nancy B. Peretsman	Director
Craig W. Rydin	Director
Ian F. Wade	Director

        The business address and telephone number of each of the above executive officers and directors of the Company is c/o priceline.com, 800 Connecticut Avenue, Norwalk, Connecticut 06854; telephone number (203) 299-8000.

Item 4. Terms of the Transaction.

  (a)
  Material Terms. The information in the Offering Circular under the headings "Summary," "The Exchange Offer," "Description of the New Notes," "Description of Capital Stock" and "Material U.S. Federal Income Tax Considerations" is incorporated herein by reference.

  (b)
  Purchases. None of the Company's officers, directors or affiliates hold any of the Outstanding Notes and, therefore, no Outstanding Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

  (e)
  Agreements Involving the Subject Company's Securities.

        The information in the Offering Circular under the heading "Description of Capital Stock" is incorporated herein by reference.

        The Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Outstanding Notes: (a) Indenture, dated as of August 1, 2003, between the Company and American Stock Transfer & Trust Company, as trustee; (b) Supplemental Indenture, dated as of October 22, 2003, between the Company and American Stock Transfer & Trust Company, as trustee; (c) Second Supplemental Indenture, dated as of December 13, 2004, between the Company and American Stock Transfer & Trust Company, as trustee; and (d) Registration Rights Agreement, dated August 1, 2003, among the Company and the initial purchasers party thereto. The information in the Offering Circular under the heading "The Exchange Offer" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes. The information in the Offering Circular under the headings "Summary" and "The Exchange Offer" is incorporated herein by reference.

  (b)
  Use of Securities Acquired. The Company will retire the Outstanding Notes acquired in the transaction;

  (c)
  Plans.

    Not Applicable.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds. The consideration to be used in the Exchange Offer consists of the New Notes. If all of the Outstanding Notes are tendered and accepted for exchange, an aggregate principal amount of $125,000,000 of New Notes will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from the Company's working capital.

  (b)
  Conditions. The information set forth in the Offering Circular, most specifically under the section captioned "The Exchange Offer," is incorporated herein by reference.

  (c)
  Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

  (a)
  Securities Ownership. None.

  (b)
  Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations. The information in the Offering Circular under the headings "The Exchange Offer—Exchange Agent and Information Agent," and "The Exchange Offer—Other Fees and Expenses" is incorporated by reference.

Item 10. Financial Statements.

  (a)
  Financial Information.

        The following financial statements and information are incorporated by reference:

          (1)   The audited consolidated financial statements of the Company for the year ended December 31, 2005, as set forth in the Company's Annual Report on Form 10-K.

          (2)   The unaudited condensed consolidated financial statements of the Company set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006.

          (3)   The information in the Offering Circular under the heading "Summary—Selected Consolidated Financial Data."

          (4)   As of June 30, 2006, the book value per share is $10.21.

  (b)
  Pro Forma. Not Applicable.

Item 11. Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

          (1)   None.

          (2)   The Company is required to comply with federal and state securities laws and tender offer rules. The Company is required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the New Notes will be issued.

          (3)   Not applicable.

          (4)   Not applicable.

          (5)   None.

  (b)
  Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offering Circular dated October 10, 2006, as amended October 24, 2006.
(a)(1)(B)	Letter of Transmittal (incorporated by reference to the Company's Tender Offer Statement on Schedule TO, filed on October 10, 2006).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release issued October 10, 2006 (filed by the Company pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended).
(a)(6)	Press Release issued October 23, 2006 (filed by the Company pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(b)	None.
(d)(1)(A)
Indenture, dated as of August 1, 2003, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.5(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(1)(B)
Supplemental Indenture, dated as of October 22, 2003, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.6(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(1)(C)
Second Supplemental Indenture, dated as of December 13, 2004, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.7(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004)
(d)(2)
Registration Rights Agreement, dated August 1, 2003, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 1, 2004).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

priceline.com Incorporated
Dated: October 24, 2006	By:	/s/ ROBERT J. MYLOD, JR.
		Name:	Robert J. Mylod, Jr.
		Title:	Chief Financial Officer

v

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offering Circular dated October 10, 2006, as amended October 24, 2006.
(a)(1)(B)	Letter of Transmittal (incorporated by reference to the Company's Tender Offer Statement on Schedule TO, filed on October 10, 2006).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release issued October 10, 2006 (filed by the Company pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended).
(a)(6)	Press Release issued October 23, 2006 (filed by the Company pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934 as amended).
(b)	None.
(d)(1)(A)
Indenture, dated as of August 1, 2003, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.5(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(1)(B)
Supplemental Indenture, dated as of October 22, 2003, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.6(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(1)(C)
Second Supplemental Indenture, dated as of December 13, 2004, between the Company and American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.7(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(d)(2)
Registration Rights Agreement, dated August 1, 2003, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.4(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
(g)	None.
(h)	None.